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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)

                               BITWISE DESIGNS INC.
________________________________________________________________________________

                                (Name of Issuer)

                     Common Stock, $.001 par value per share
________________________________________________________________________________

                        (Title of Class of Securities)

                                   091747105
                         _____________________________

                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 091747105                    13G

1       NAME OF REPORTING PERSON
        S.S or I.R.S. IDENTIFICATGION NO. OF ABOVE PERSON

             Polaris Partners L.P.
             EIN 13-3419600

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [  ]
                                                            (b) [  ]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OR ORGANIZATION

            Delaware

                5    SOLE VOTING POWER

  NUMBER OF             400,000
   SHARES
BENEFICIALLY    6    SHARED VOTING POWER
  OWNED BY
    EACH
  REPORTING     7    SOLE DISPOSITIVE POWER
   PERSON
    WITH                400,000

                8    SHARED DISPOSITIVE POWER

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        400,000

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        5.4%

12      TYPE OF REPORTING PERSON*

                        PN

               *SEE INSTRUCTION BEFORE FILLING OUT!


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                                  SCHEDULE 13G

ITEM 1.

     (a) The name of the issuer is Bitwise Designs, Inc. (the 'Issuer').

     (b) The Issuer's executive office is located at Technology Center, Rotterdam Industrial Park, Schenectady, NY 12306.

ITEM 2.

     (a) The person filing this statement is Polaris Partners L.P. ('Polaris').

     (b) Polaris is located at 530 Fifth Avenue, New York, NY 10036.

     (c) Polaris was organized under the laws of Delaware.

     (d) The security is common stock, $.001 par value per share.

     (e) The CUSIP Number of the security is 091747105.

ITEM 3.

     (a) Polaris is an investment partnership.

ITEM 4.

     (a) Polaris is the beneficial owner of 400,000 shares of the security.

     (b) The amount of shares of the security beneficially owned by Polaris is 5.4% of the total outstanding shares of the security.

     (c)(i) Polaris has the sole power to vote or to direct the vote of 400,000 shares of the security.

        (ii) Not applicable.

        (iii) Polaris has the sole power to dispose or to direct the disposition of 400,000 shares of the security.

        (iv) Not applicable.

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ITEM 5.

     Not applicable.

ITEM 6.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

ITEM 7.

     Not applicable.

ITEM 8.

     Not applicable.

ITEM 9.

     Not applicable.

ITEM 10.

     After reasonable inquiry and to the best of my klnowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 1998                     Polaris Partners L.P.
-------------                     by Polaris Managing Partners

Date
                                  by /s/ Peter Melhado
                                  ----------------------
                                     General Partner